

February 22, 2012

<u>Via E-Mail</u>

Maria Blanco Salgado
General Manager
Nortel Inversora S.A.
Alicia Moreau de Justo 50
Piso 11
C1107AAB-Buenos Aires
Argentina

> **Re:** **Nortel Inversora S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 30, 2011**
> **File No. 1-14270**

Dear Ms. Salgado:

We refer you to our comment letter dated December 15, 2011 regarding business contacts with Cuba, Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
    Assistant Director
    Division of Corporation Finance